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[Letterhead of Brownstein, Hyatt & Fabre, P.C.]

August 5, 2005

Adam J. Agron
Attorney at Law
 T 303.223.1134
 F 303.223.0934
aagron@bhf-law.com

Abby Adams
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:
Advanced Nutraceuticals, Inc.
Schedule TO-I
Filed July 26, 2005

Dear Ms. Adams:

        On behalf of Advanced Nutraceuticals, Inc. ("ANI"), and in response to your letter dated August 2, 2005, we are forwarding for filing concurrently herewith Amendment No. 1 to ANI's Schedule TO-I (the "Schedule TO-I/A"). We have set forth below each of the comments contained in your letter followed by our response.

        1.     We note that ANI incorporates the risk factors from its most recent Form 10-K into this document. Please revise the Schedule TO-I to include the Form 10-K as an exhibit and confirm that you have included all material risk factors in this document. See General Instruction F to Schedule TO.

        We have included ANI's Form 10-KSB as an exhibit to the Schedule TO-I/A and confirm that we have included all material risk factors in the Offer to Purchase.

        2.     Revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

        We have revised the section of the Offer to Purchase captioned "Section 4. Withdrawal Rights" in accordance with Rule 13e-4(f)(2)(ii).

        3.     Refer to the disclosure at the top of page 14, which relates to the company's determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

        We confirm that if a stated condition in the Offer to Purchase is triggered and ANI elects to close anyway, ANI would be required to provide shareholders with an additional five business days after the condition has been waived to tender shares in accordance with the tender offer rules.

        4.     Several paragraphs condition the offer on whether the contemplated future conduct or prospects of the company or its subsidiaries are materially impaired. Please revise to specify or generally describe the prospects and contemplated future conduct so that security holders will have the ability to objectively determine whether the conditions have been triggered.

        We have revised four paragraphs under the section in the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" to replace the generic language regarding prospects and contemplated future conduct of ANI and its subsidiaries with specific language relevant to ANI's business. In particular, we have limited the applicability of the material impairment language in several places to

(i) the income, operations and profitability of ANI and its subsidiaries, (ii) the continued manufacturing of vitamins and supplements by ANI and its subsidiaries and (iii) ANI's ability to consummate the tender offer.

        5.     Please refer to the last paragraph of this section. It appears that the offer is subject to a financing condition. If so, please revise this paragraph to clarify. In addition, please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business days after the financing condition has been waived or satisfied. Please confirm your understanding.

        We have eliminated this language in the sections in the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" and "Section 9. Source and Amount of Funds" and clarified that the tender offer is not subject to a financing condition.

        If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Adam J. Agron

Adam J. Agron

cc:
Greg Pusey

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